Exhibit 12.1

STIFEL FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with the consolidated financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the period ended September 30, 2014 and our Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense plus the interest component of lease rental expense.

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2010(1)	2011(2)	2012	2013(3)	2013(4)	2014(5)
Ratio of earnings to fixed charges	5.56x	— x	4.16x	5.44x	3.59x	3.00x	5.56x

(1)	For the year ended December 31, 2010, we recorded a non-cash charge of $106.4 million after-tax related to the acceleration of deferred compensation in the third quarter of 2010 as a result of a modification of our deferred compensation plan and merger-related after-tax expenses of $16.5 million related to the merger with Thomas Weisel Partners Group, Inc. Our earnings were insufficient to cover fixed charges by $1.5 million for the year ended December 31, 2010.
(2)	For the year ended December 31, 2011, we recorded litigation-related and certain merger-related after-tax expenses of $29.4 million.
(3)	For the year ended December 31, 2013, we recorded certain merger-related after-tax expenses of $71.9 million.
(4)	For the nine months ended September 30, 2013, we recorded certain merger-related after-tax expenses of $4.1 million.
(5)	For the three months ended September 30, 2014, we recorded certain merger-related after-tax expenses of $18.3 million.